Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with theCUBE on December 16, 2025. The following is a partial transcription of the interview:

John Furrier: Hello, welcome back to theCUBE here at the NYSE studio. TheCUBE, of course we have our Palo Alto studio connecting Wall Street and Silicon Valley tech and money. I’m John Furrier, host of the Crypto Trailblazers. This is the series where we feature the leaders who are making it happen, bringing in the technology and the business model innovation around decentralized infrastructure, of course, the digitization of the physical money world. Andrew Keys is here, Co-founder and Chairman of The Ether Machine. Andrew, great to see you back on theCUBE here at our NYSE location.

Andrew Keys: Thanks so much for having me.

John Furrier: You know, one of the things that we’ve been really exploring and discovering is there’s a huge appetite for the mainstreaming of crypto infrastructure, the software behind it and the business model innovations. When people see the money, the money doesn’t lie. People are making money. And I think in your last interview here with us, you talked about your venture around Ether being really a major productive asset versus Bitcoin. And this is one of the key levers to your success. You have an operating history in the sector doing this. Explain the phenomenon of the productive asset relative to crypto. This is a super important nuance. But I really want to get it out there.

Andrew Keys: Sure. Thanks, Sean. What I would say is that we have seen a proliferation of what we would call treasuries that are predominantly buy-and-hold strategies, and that is not what we are. The Ether Machine operates and manages Ethereum infrastructure validators, security systems, yield strategies in production, and we generate revenue to increase our Ether per share through continuous operational execution, rather than just hoping that an asset will passively go up. So we’re not relying on the compounded annual growth rate of a specific asset. We’re relying on our ability to actually produce additional Ether concentration per share through concepts like staking, restaking and participation in the decentralized financial economy.

John Furrier: First of all, I love the name The Ether Machine. It gives the impression of a machine pumping out cash. You have history in this. Explain how you got here because I think it’s super important. You had an operating company, you had experience and you’ve been doing it. And so talk about that and some of the results you’ve seen.

Andrew Keys: So essentially, when Ethereum transitioned to proof of stake — now this is over five years ago — I created a commodity pool operator and commodity trading advisor registered with the FTC named DARMA, which is an acronym for Digital Asset Risk Management Advisors, and DARMA managed the risk around generating yield on Ether. So very similar to what we’re doing in The Ether Machine. Basically since the inception of proof of stake, I’ve been running bare-metal servers across continents, actively managing validator performance and risk and managing our security, engineering our yield, running what’s called miner extractable value and execution-layer operations. And now we are starting to do restaking, which is essentially taking Ethereum’s proof-of-stake consensus and securing other types of applications. And so basically what this is an institutional vehicle for risk management that we believe is important to have for institutional public market investors. And basically I took the chassis of what I’ve already been running for five years and I’m putting that into a public market vehicle so we can have shareholders and we can also issue capital-markets financial instruments.

John Furrier: You know, it’s really a great story. It’s not just can you buy Ether, can you hold it, earn on it, audit it, and not have all the hidden leverage and liabilities that people are afraid of? Talk about that dynamic of what that means from a trust standpoint. Clearly speculation — we’re seeing a speculative market for sure — but now you’re moving into a trust market. This is really kind of where we’re transitioning into the large institutions and of course the confidence side of the business.

Andrew Keys: Yeah. So at inception this vehicle has no leverage. Basically there’s a large pile of Ether and a large pile of dollars and we will generate yield — Ether-denominated yield — with the sole benchmark being Ether-per-share accretion. So basically, if you have 1000 shares that will equal X amount of Ether, our goal is to make that 1000 shares equal X plus 10% Ether, X plus 20% Ether, X plus 30% Ether. And we’re not relying solely on the price of Ether going up or down. We are employing risk management to generate that additional yield. With respect to leverage, I think there can be a place for leverage; we’re not using it initially. We have institutional backgrounds that are focused on managing that risk. So we would be modeling things like what’s the largest drawdown? Is it a time-duration risk where you have a note that’s due over time, or is it a dividend where we have a constant payment? And again, unlike a buy-and-hold strategy where you don’t have the productive yield generation, we do have the ability to satisfy our coupons or dividends with the yield. So if we were to borrow, let’s call it 10% in dollars to buy more Ether, we would be able to generate yield to satisfy those dividend payments if we were to create, for example, a perpetual preferred share or a convertible bond.

John Furrier: You know, what I love about your story is that you guys have the platform story at scale. You mentioned servers — you guys have been deploying. You have institutional standards checked off. You’ve been doing it, but you also have this productive asset which throws off revenue. All three in combination kind of set the table for a perfect storm. Talk about that aspect, because you’re generating revenue from the asset, you have institutional standards, and you have scale.

Andrew Keys: Yeah. So what I would say is you’re completely right. We’ll start out the gate with about $2 billion of assets and will grow from there. And basically we’re starting at a very interesting time because we’ve just seen the GENIUS Act recently passed, which basically gave a green light to institutions to employ stablecoin strategies. The majority of stablecoins settle to Ethereum. Furthermore, we’re about to see the CLARITY Act pass — I imagine early Q1 — and basically that’s the market structure where we have real-world asset tokenization, where we’re going to see places like the New York Stock Exchange — I’d be willing to bet that you guys are going to be 24/7 before you know it, maybe in a couple of years. And a lot of that technology is based on Ethereum rails. And there’s a world where this may start out in a permissioned context, like intranets before the internet exploded, and then there is the evolution where this technology goes onto public permissionless blockchains when things like privacy, confidentiality, and safety are more concrete. And there’s a world where we, as one of the largest block builders and block producers, could be an institutional counterparty. So basically I could produce a block as a staking validator, for example, and sell it to the New York Stock Exchange or to Bank of America or to Walmart because they want a clean block that has no transactions from unauthorized parties that haven’t been AML/KYC, and basically they’ll value that. So not only do we have this kind of asset that’s productive, we also are at a point in time where we’re just about to see the tokenization of all assets. And right now — and I believe in the future — the infrastructure that’s in a hegemonic position to be basically the global settlement layer for humanity is Ethereum.

John Furrier: Yeah. I mean, this is — I love the platform angle. Everything is being framed these days from a stack perspective. People say “the financial stack.” You’re bringing in, for lack of a better word, a trust stack. How do you view that in The Ether Machine? Because you have the asset, you have the protocols, you have operational capabilities, you’ve got the compliance and the market-structure test side of it. Explain the stack — how would you describe it?

Andrew Keys: So what I would say is this is an institutional vehicle for those that are seeking alpha specifically in Ethereum. If we understand that the majority of stablecoins and the majority of stocks, bonds, and real-world assets — like commodities, bars of gold, barrels of oil — are going to be tokenized and settle to a global ledger, right now the majority of those are occurring on Ethereum. And basically what we are doing is running the infrastructure for the world’s global settlement layer, and we are able to generate additional Ether and accrete Ether concentration per share.

John Furrier: Last time you were on theCUBE, you talked about clean vehicles. ETFs are constrained — liquidity issues, redemption issues. Talk about that piece because when you start getting into simple frameworks and scale, what are important things to consider for folks looking to take advantage of what you’re creating?

Andrew Keys: Sure, John. So basically, when I conceptualized this vehicle, I knew this could be a large capital base that is asset heavy. And if I were going to deploy a couple of billion dollars into a vehicle — which is what we’re starting with — I had to make sure it was a clean vehicle. There are two paths: one we’ve seen a lot of, which is a reverse takeover of a dying company. With those reverse takeovers of shells, you have a pre-existing cap table, a pre-existing operating business. Maybe it was a biotech that failed clinical trials, maybe a former Bitcoin miner that still had hardware and data-center lease exposure, maybe a gambling company with pre-existing liabilities. I didn’t want any of that. I wanted a clean slate because I’m contributing my own capital and friends, family, and institutional investors, so I had to ensure this was pristine. So we created a de novo LLC — brand new, no pre-existing issues — anchored it with capital, and that is merging with a public SPAC that doesn’t have a previous operating business, to create The Ether Machine: the most powerful structure for long-term accretion and safe custody of Ether.

John Furrier: Andrew, what’s compelling to me — coming from Silicon Valley and bringing theCUBE to NYSE — is seeing the capital-markets ethos merge with the ethos of crypto. You have open-access decentralization merging with capital-markets structure. There’s trust on both sides. Talk about that intersection — how you’re looking at it, where’s the common ground, where’s the action?

Andrew Keys: I think they’re merging. There’s not going to be traditional finance or decentralized finance — it’s just going to be finance. Basically what we’re seeing is the real-time evolution of the database. With this technology we should be able to have faster clearing and settlement, 24/7 trading, and the ability to run global infrastructure at fractions of the cost.

John Furrier: Love the business model innovation, the tech stack, the ethos you guys have — and the capitalism side, as well as with preserving open access and democratization. How would you explain what you’re doing compared to some of the hype around treasuries? It’s enthusiastic but also new. Where will reliability and trust be?

Andrew Keys: Simply put, I look at treasuries as a way to acquire an asset and hold it — similar to if you had a REIT where there’s a building just sitting there. This is not a treasury where we’re buying a singular asset like a building or a bar of gold or a Bitcoin. This is an operating company that can acquire assets like Ether, but we take it a step further — we productively manage risk and generate more Ether. If you conceptualize a barrel of oil, ExxonMobil takes that oil, distributes, refines and avails it to consumers, earning across the supply chain. We’re much more ExxonMobil than the barrel of oil.

John Furrier: You’re an ether machine. You’re a money machine. Congratulations on the success of the business model. Again, all three things coming together — the productivity of the asset, the institutional controls, and the scale. Congratulations, and thanks for coming as you guys are trailblazers.

Andrew Keys: Thank you, sir.

John Furrier: Andrew, great conversation. You know the capital markets are accelerating fast into commercialization with decentralized — it’s just finance. It’s money. It’s all real-world. It’s all going to be on-chain. This is the future. The trailblazers are making it happen. TheCUBE is doing its part here at the New York Stock Exchange and in Palo Alto. Thanks for watching.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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